Exhibit 99.1

Crescent Point Announces Annual General Meeting Results

CALGARY, June 14, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) held its Annual General Meeting ("AGM" or "the meeting") on June 14, 2019.

During the regular business proceedings at the meeting, shareholders elected all director nominees to the Board of Directors of the Company (the "Board") and approved all other items of business brought before the meeting. Voting results for all resolutions are below.

1.  Fixing the Number of Directors

The appointment of 10 Board members for the ensuing year was approved by a show of hands. Votes were received as follows:

Votes For	Percent	Against	Percent
237,403,335	97.53%	6,004,591	2.47%

2.  Election of Directors

The 10 director nominees were elected by a show of hands. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Craig Bryksa	237,397,239	97.53%	6,010,687	2.47%
Laura A. Cillis	236,634,172	97.22%	6,773,754	2.78%
James E. Craddock	236,395,822	97.12%	7,012,104	2.88%
John Dielwart	228,879,298	94.03%	14,528,628	5.97%
Ted Goldthorpe	236,414,938	97.13%	6,992,988	2.87%
Robert F. Heinemann	234,579,155	96.37%	8,828,771	3.63%
Mike Jackson	236,334,233	97.09%	7,073,693	2.91%
Jennifer F. Koury	236,770,229	97.27%	6,637,697	2.73%
François Langlois	236,212,160	97.04%	7,195,766	2.96%
Barbara Munroe	236,400,163	97.12%	7,007,763	2.88%

3.  Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditor was approved by a show of hands. Votes were received as follows:

Votes For	Percent	Against	Percent
257,072,192	97.39%	6,877,153	2.61%

4.  Reduction in Stated Capital

The resolution approving a reduction in the stated capital account maintained in respect of the common shares of the Company by $6 billion was approved by a show of hands. Votes were received as follows:

Votes For	Percent	Against	Percent
237,809,369	97.70%	5,598,556	2.30%

5.  Advisory Vote on Executive Compensation

The resolution to accept the Company's approach to executive compensation, the full text of which is set forth in the Information Circular, was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
213,091,322	87.54%	30,336,579	12.46%

The biographies of Crescent Point's Board members, details about its governance practices and a recorded webcast from the meeting earlier today are available on www.crescentpointenergy.com.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2019/14/c2352.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 17:40e 14-JUN-19